UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Participation in Capital Increase of Kookmin Bank

On December 3, 2008, the board of directors of KB Financial Group Inc. (“KB
Financial Group”) resolved to participate in the capital increase of Kookmin
Bank, a wholly-owned subsidiary of KB Financial Group. Key details are as follows:

• Number of shares of Kookmin Bank to be acquired: 100,000,000.

• Investment amount: Won 500,000,000,000.

• Shareholders’ equity of KB Financial Group: Won 13,572,297,022,933.
  - Ratio of investment amount to shareholders’ equity: 3.68%

• Number of shares of Kookmin Bank common stock to be owned by KB Financial
Group following the acquisition: 436,379,116.

• KB Financial Group’s equity stake in Kookmin Bank following the acquisition:
100%.

• Method of investment: participate in the capital increase of Kookmin Bank by subscribing for new shares issued by Kookmin Bank to its shareholders.

• Expected date of acquisition: December 22, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: December 3, 2008	By:	/s/ Kap Shin
	Name:	Kap Shin
	Title:	Deputy President & CFO